Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX: SVM NYSE American: SVM

Silvercorp to Announce First Quarter Results on August 3, 2017

VANCOUVER, British Columbia – July 24, 2017 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM NYSE American: SVM) announces that its unaudited financial and operating results for the first quarter ended June 30, 2017 will be released on Thursday, August 3, 2017 after the market close.

About Silvercorp Metals Inc.

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorpmetals.com

Investor Contact

Silvercorp Metals Inc.
Gordon Neal, Vice President, Corporate Development

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.